SSLJ.com Limited

23/F, Block 4, Oceanwide International SOHO Town

Jianghan District, Wuhan, P.R.China 43000

VIA EDGAR

December 29, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn: Coy Garrison

Re: SSLJ.com Limited

Registration Statement on Form F-1

Filed November 7, 2017

File No. 333-221379

Dear Mr. Garrison:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SSLJ.com Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Time on Wednesday, January 3, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/Wei Zheng
Wei Zheng Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Ortoli Rosenstadt LLP